KRAMER LEVIN NAFTALIS & FRANKEL LLP
MUNGER, TOLLES & OLSON LLP

February 22, 2016

VIA EDGAR

Nicholas P. Panos, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE

Washington, D.C. 20549

Re:	PICO Holdings, Inc.
Revised Preliminary Consent Statement filed on Schedule 14A Filed February 18, 2016 by Leder Holdings, LLC, et al.
File No. 033-36383

Dear Mr. Panos:

On behalf of Leder Holdings LLC, LH Brokerage LLC, Leder Holdings Opportunity Fund LLC and Sean M. Leder (collectively, “Leder Holdings”), set forth below are Leder Holdings’ responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Revised Preliminary Consent Statement on Schedule 14A (the “Preliminary Consent Statement”) filed by Leder Holdings on February 18, 2016 with respect to PICO Holdings, Inc. (“PICO” or the “Company”) as registrant.

For your convenience, your comments are bolded, italicized, numbered and presented in summary form below and each comment is followed by our response. Please note that references to page numbers in your comments are included for the sake of clarity and refer to pages in the Preliminary Consent Statement.

The Proposals to Be Introduced at The Special Meeting, page 4

Proposal 3

1.	We note the statement that “[i]f the Board were to appoint additional directors prior to the Special Meeting, such that four directors would constitute less than a majority of the Board, we intend to evaluate legal remedies that may be available to us to invalidate such appointment.” Advise us, with a view toward revised disclosure, of the basis for any legal remedies that Leder may pursue to invalidate the appointment of directors. In particular, please reconcile the cited statement with the PICO’s Board apparent indisputable right to increase the number of directors to nine under the Company’s amended and restated article of incorporation.

KRAMER LEVIN NAFTALIS & FRANKEL LLP
MUNGER, TOLLES & OLSON LLP

United States Securities and Exchange Commission
Division of Corporation Finance
February 22, 2016

We respectfully submit that the disclosure sets forth a factual statement regarding the intentions of Leder Holdings should the Board take action to frustrate the election of a majority of the Board at the Special Meeting– namely, that Leder Holdings intends to “evaluate legal remedies.” The exact legal strategy would depend upon the facts and circumstances of the action undertaken by the Company. We respectfully submit that additional disclosure at this time would be speculative.

Supplementally, we inform the Staff of our belief that there exists a basis under California law upon which the appointment of the additional directors could be invalidated by a court. Under California law, even if directors have the power to take certain action pursuant to law or the company’s charter, they will not be protected by the business judgment rule and may breach their fiduciary duties if they take action based on improper motives or for an improper purpose. See Wixon v. Wyndham Resort Development Co., WL 4821483, *2, *5 (N.D. Cal. 2008) (applying California law and citing MM Companies, Inc. v. Liquid Audio, Inc., 813 A.2d 1118, 1127-32 (Del.2003) (“Liquid Audio”) because California courts often look to and apply Delaware law on this issue). See also Dux Capital Mgmt. v. Chen, 2004 WL 1936309, *8-13 (N.D. Cal. 2004) (also citing Liquid Audio), aff’d, sub nom Davis v. Yageo Corp., 481 F.3d 661 (9th Cir. 2007). In the Liquid Audio decision cited by the California cases, the Delaware Supreme Court reversed a judgment that permitted the incumbent board of directors to take defensive action by increasing the size of the board during an election contest.

Information Concerning the Participants in [this] Solicitation, page 6

2.	We note the statement “if the Special Meeting is called, it is the intention of Leder Holdings to advocate in its platform that the Board of the Company be declassified, such that beginning with the 2016 annual meeting all of the directors can be freely replaced by shareholders, and to endeavor to obtain any necessary consents from incumbent directors in order to do so.” Please advise us whether Leder’s stated intention will be modified, and if so, how, in light of PICO’s disclosure that its Board plans to bring a binding proposal to amend PICO’s Articles of Incorporation which, if approved, would eliminate the classified structure of the PICO Board before the 2016 Annual Meeting.

Per our prior comment, at the moment Leder Holdings is not aware of the substance of the Company’s planned proposal with respect to the declassification.

If the Company proposes to declassify its Board at the 2016 Annual Meeting and to use its best efforts to obtain the consent of the incumbent directors to abridge their terms of office such that all directors would be elected at the 2016 Annual Meeting, Leder Holdings would support such a proposal.

KRAMER LEVIN NAFTALIS & FRANKEL LLP
MUNGER, TOLLES & OLSON LLP

United States Securities and Exchange Commission
Division of Corporation Finance
February 22, 2016

It is possible, however, that the Company’s proposal will be to declassify the Board beginning in 2017, with the terms of incumbent directors to run through 2018 and 2019. If that is the case, the first time the entire Board would be elected annually would be in 2019. This would not be acceptable to Leder Holdings.

At this time, Leder Holdings cannot comment further on the Company’s proposal.

Form of White Request Card

3.	We note the deletion of the statement concerning Leder’s authority to execute the special meeting request form in the event a properly executed white request card is received without instruction. While we recognize the deletion was undertaken in response to prior Comment 5, please confirm Mr. Leder understands that in the event no instructions are given, participants in its proxy solicitation and Leder Holdings Opportunity Fund LLC will be unauthorized to take any of the actions specified regarding presentment of the special meeting request form with respect to such shareholder. See Rule 14a-4(a)(b)(1).

Leder Holdings hereby confirms its understanding that in the event no instructions are given, participants in its proxy solicitation will be unauthorized to take any of the actions specified regarding presentment of the special meeting request form with respect to such shareholder.

If you have any questions or comments regarding the responses set forth herein, please call me at (212) 715-9280.

Very truly yours,

/s/ Abbe L. Dienstag

Abbe L. Dienstag
Kramer Levin Naftalis & Frankel LLP

/s/ Brett J. Rodda

Brett J. Rodda
Munger, Tolles & Olson LLP
(as to matters of California law)

cc:	Mr. Sean Leder